EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

Wireless Facilities, Inc:

We consent to the use of our report dated February 13, 2004, except as to the third paragraph of Note 5, the fifth paragraph of Note 10 (a), and the third and fourth paragraphs of Note 17, which are as of March 5, 2004, with respect to the consolidated balance sheets of Wireless Facilities, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Form S-3 registration statement dated March 19, 2004. Our report refers to a change to the Company’s method of accounting for goodwill in 2002.

/s/    KPMG LLP

San Diego, California

March 19, 2004